EXHIBIT 11.1

CARRIAGE SERVICES, INC.

COMPUTATION OF PER SHARE EARNINGS

(unaudited and in thousands, except per share data)

Earnings per share for the three and nine month periods ended September 30, 2003 and 2004 is calculated based on the weighted average number of common and common equivalent shares outstanding during the periods as prescribed by SFAS 128. The following table sets forth the computation of the basic and diluted earnings per share for the three and nine month periods ended September 30, 2003 and 2004:

	Three months ended September 30,		Nine months ended September 30,
	2003	2004	2003	2004
Income from continuing operations available to common stockholders	$667	$489	$4,638	$5,162
Income (loss) from discontinued operations available to common stockholders	179	668	560	(1,411)
Effect of dilutive securities	—	—	—	—
Net income available to common stockholders	$846	$1,157	$5,198	$3,751

Weighted average number of common shares outstanding for basic EPS computation	17,496	17,834	17,409	17,751
Effect of dilutive securities:
Stock options	336	447	343	475
Weighted average number of common and common equivalent shares outstanding for diluted EPS computation	17,832	18,281	17,752	18,226

Basic earnings (loss) per common share:
Continuing operations	$0.04	$0.03	$0.27	$0.29
Discontinued operations	$0.01	$0.03	$0.03	$(0.08)
Net income	$0.05	$0.06	$0.30	$0.21

Diluted earnings (loss) per common share:
Continuing operations	$0.04	$0.03	$0.26	$0.28
Discontinued operations	$0.01	$0.03	$0.03	$(0.07)
Net income	$0.05	$0.06	$0.29	$0.21

Options to purchase 0.6 million shares and 0.2 million shares were not included in the computation of diluted earnings per share for the nine months ending September 30, 2003 and 2004, respectively, because the exercise prices of the options were greater than the average market price of the common shares during those periods.

The convertible junior subordinated debentures are convertible in 4.6 million shares of common stock and are not included in the computation of diluted earnings per share because the effect would be antidilutive.